August 12, 2005

United States Securities and Exchange Commission

Mail Stop 4-7

450 Fifth Street, N. W.

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.

Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2004

Filed April 14, 2005

Forms 10-Q for the quarter ended February 28, 2005

Filed April 15, 2005

File NO. 1-08604

Dear Mr. Spirgel:

This will confirm our representation that we have three business segments—Team-Cooperheat-MQS (“TCM”), Team Mechanical Services (“TMS”) and Equipment Sales and Rentals (the “Climax” business). For purposes of segment disclosure, we aggregate TCM and TMS because of their similar economic characteristics. However, for purposes of the annual goodwill impairment test required by FAS #142, the reporting units are the individual segments. All recorded goodwill is attributable to TCM and to Climax, as a result of business acquisitions, and none is attributable to TMS. Therefore, impairment will be tested annually for TCM and for Climax.

We would be pleased to address any further comments that the Commission has with respect to our filings.

Very truly yours,

/s/ Philip J. Hawk	/s/ Ted W. Owen
Philip J. Hawk	Ted W. Owen
Chief Executive Officer	Senior Vice President-Chief Financial Officer